Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2006	2007		2008		2009		2010(a)
Net income from continuing operations attributable to Ameren Corporation	$546,738	$617,804		$605,189		$612,313		$138,678
Less- Net income attributable to noncontrolling interest	(27,135)	(27,266)		(28,422)		(2,007)		(3,366)
Add- Taxes based on income	283,825	330,141		326,736		332,128		325,320

Net income before income taxes and noncontrolling interests	857,698	975,211		960,347		946,448		467,364
Add- fixed charges:
Interest on short-term and long-term debt	345,410	421,406	(b)	440,507	(b)	518,149	(b)	511,468	(b)
Estimated interest cost within rental expense	4,081	5,020		6,510		8,341		8,593
Amortization of net debt premium, discount, and expenses	15,341	18,638		19,716		16,183		14,337
Subsidiary preferred stock dividends	10,936	10,871		10,357		9,874		8,278
Adjust preferred stock dividends to pretax basis	5,565	5,709		5,497		5,271		4,753

Total fixed charges	381,333	461,644		482,587		557,818		547,429

Less: Adjustment of preferred stock dividends to pretax basis	5,565	5,709		5,497		5,271		4,753

Earnings available for fixed charges	$1,233,466	$1,431,146		$1,437,437		$1,498,995		$1,010,040

Ratio of earnings to fixed charges	3.23	3.10		2.97		2.68		1.84

(a)

In the third quarter of 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 17 - Goodwill and Other Asset Impairments of this Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions